Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi pioneers sustainable finance in the pharmaceutical industry with the signing of its two first sustainability-linked revolving credit facilities

•	Sanofi has successfully refinanced and extended two syndicated credit facilities for a total amount of €8 billion.

•	Sanofi is the first large biopharmaceutical company to integrate environmental and social features in sustainability-linked credit facilities.

PARIS – December 9, 2020—Sanofi pioneers sustainable finance in the pharmaceutical industry with the signing of its two first sustainability-linked revolving credit facilities.

These two facilities are part of Sanofi’s strategy to secure its long-term financing sources:

•	A new €4 billion revolving credit facility expiring December 2025, with two extension options of one year each,

•	An amendment of the €4 billion revolving credit facility expiring in December 2021 with the addition of two extension options of one year each.

Both revolving credit facilities (“RCFs”) incorporate an adjustment mechanism that links the cost of the facilities to the achievement of annual targets for two selected sustainable KPIs: contribution to Polio eradication and carbon footprint reduction.

Committed to fully embed sustainability in its business strategy (Play to Win), Sanofi decided to link part of its long-term financing to the fulfilment of two of Sanofi’s core commitments between now and 2025:

•	Contribute to eradicate Polio, maintaining Sanofi’s key involvement in the very final step of the challenging journey towards eradication.

•	Achieve a 30% reduction of its carbon footprint (scope 1 & 2) aligned with its validated SBTI goal (55% reduction by 2030 vs 2019), following the 1.5°C scenario.

The innovative character of the transaction lies on Sanofi’s commitment to invest yearly a fixed contribution to both Sanofi’s Espoir Foundation and Sanofi Planet Mobilization program to fund social and environmentally responsible projects and maximize its impact on the two objectives. In case Sanofi achieves its yearly sustainability performance targets, Sanofi’s lending banks will support this contribution through a discount margin.

“We took the opportunity of the refinancing of our €8 billion lines to link our facilities to our sustainability performance,” said Jean-Baptiste de Chatillon, Chief Financial Officer at Sanofi. “With this first sustainability-inked transaction, we are very proud to pioneer the sphere of Sustainable Finance for the pharmaceutical industry. Doing well and doing good at the same time is part of our DNA. We are convinced that this marks the first milestone of a long and promising journey to keep demonstrating the mobilization of all people at Sanofi towards sustainability”.

“We are very pleased to begin our journey in Sustainable Finance with these two core facilities,” said Laurent Lhopitallier, Head of Corporate Social Responsibility Coordination and Reporting at Sanofi. “Being the first supplier of IPV1 for GAVI2 countries, Sanofi has historically played a critical role from the very beginning in the fight for Polio eradication which is considered as a top priority by the World Health Organization. Far from being reached, the final step is now critical, and Sanofi has made significant commitments to make this “end game” possible. As climate change is intimately linked to health, Sanofi as a healthcare company has an important role to play, therefore we are committed to act to reduce our Greenhouse gas emissions along our value chain”.

The refinancing was structured with BNP Paribas as syndication coordinator and Societe Generale and UniCredit Bank AG each as sustainability coordinator.

[1]	Inactivated Poliovirus Vaccine

[2]	GAVI is an international organization created in 2000 to improve access to new and underused vaccines for children living in the world’s poorest countries - https://www.gavi.org/

About Sanofi Espoir Foundation

Created in 2010, the Sanofi Espoir Corporate Foundation aims to reduce inequalities in health in France and internationally. Its actions aim to improve the health of the most vulnerable populations, particularly children. These serve the Foundation’s vision of a world in which everyone has a chance to be born, grow and maintain their health. This ambition covers four strategic areas: maternal and neonatal health, pediatric cancers in low- and middle-income countries, access to healthcare for the most vulnerable populations in France and responding to humanitarian crises.

About Sanofi Planet Mobilization

Sanofi’s environmental sustainability program, Planet Mobilization, assesses and limits the direct and indirect impacts of its products throughout their life cycle on human health and the environment. The company integrates issues on climate change into its culture by building them into decision-making processes and by measuring and limiting the impacts of its operations across its value chain. The World Health Organization expects climate change to cause an estimated 250,000 additional deaths each year between 2030 and 2050.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain end ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Marion Breyer Tel.: +33 (0)1 53 77 46 46 marion.breyer@sanofi.com

Investor Relations Contact Paris
Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Investor Relations Contact North America
Felix Lauscher

Fara Berkowitz

Suzanne Greco

Tel.: +33 (0)1 53 77 45 45
investor.relations@sanofi.com

http://www.sanofi.com/en/investors/contact

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.